March 18, 2008

United States
Securities and Exchange Commission
Washington, D.C. 20549-0404
Attn: Pamela A. Long

RE:	Alternative Construction Technologies, Inc. Amendment No. 1 to Form SB-2
Filed on February 8, 2008
File No. 333-145718

Dear Ms. Long:

In response to the comments in your letter dated March 6, 2008, the following answers are being submitted.

Form Type

1.
Please note that Form SB-2 has been discontinued. Your amendment should indicate that it is amendment number 2 to Form SB-2 on Form S-1. In addition, please note that you may continue to use the disclosure requirements described in Regulation S-B for a limited amount of time. Please see Changeover to the SEC’s New Smaller Company Reporting System by Small Business Issuers and Non-Accelerated Filer Companies - A Small Entity Compliance Guide dated January 25, 2008. The guide is available on our website.

We have modified the document appropriately to identify the form as “S-1”. We have continued to use the disclosure requirements as described in Regulation S-B.

Fee Table

2.
We note your response to prior comment 1. Please tell us supplementally how the remaining shares relate to the shares originally registered. For example, the original registration statement included 1,730,841 shares underlying outstanding common stock purchase warrants. The current amendment includes 1,847,999 shares underlying outstanding warrants. Note that you may register for resale only those shares that underlie debentures and warrants that were actually outstanding at the time the registration statement was filed. If these additional shares underlie warrants that were not outstanding when the registration statement was filed, you should remove these additional shares, as the private placement must be complete at the time the registration statement was filed.

In the original registration filed in August 2007, there were certain errors that were made in the chart. On the last submission, those were corrected. Below is a chart reconciling the Fee Table from the original submission to the current that also reflects the variance between the 1,730,841 and the 1,847,999 shares underlying common stock purchase warrants.

					August 2007	March 2008
					Shares Underlying	Shares Underlying
Title of Each Class of	August 2007	March 2008			Outstanding	Outstanding
Securities to be	Number of Shares	Number of Shares			Common Stock	Common Stock
Registered	to be Registered	to be Registered	Variance		Purchase Warrants	Purchase Warrants

Common Stock	543,478	543,478	-		-	-

Common Stock	407,609	407,609	-		-	-

Common Stock	135,870	135,870	-		-	-

Common Stock	543,478	-	543,478	(a)	-	-

Common Stock	407,609	-	407,609	(a)	-	-

Common Stock	135,870	-	135,870	(a)	-	-

Common Stock	100,000	61,142	38,858	(b)	100,000	61,142

Common Stock	100,000	91,712	8,288	(b)	-	91,712

Common Stock	150,000	91,711	58,289	(b)	-	91,711

Common Stock	815,622	815,217	405	(c)	815,622	815,217

Common Stock	611,414	611,413	1	(c)	611,414	611,413

Common Stock	203,805	203,804	1	(c)	203,805	203,804

Common Stock	188,679	-	188,679	(d)	-	-

Common Stock	188,679	-	188,679	(d)	-	-

Common Stock	28,301	-	28,301	(e)	-	-

Total	4,560,414	2,961,956	1,598,458		1,730,841	1,874,999

(a) Incorrectly submitted on original filing.

(b) Calculation of securities was corrected on subsequent filings.

(c) Calculation / rounding errors.

(d) Deleted original submission of Series C preferred stock registration.

(e) Deleted from original submission.

Cover page

3.	We were unable to locate the disclosure of the market price of the common stock as of the most recent practicable date, as requested in prior comment 15. Please revise.

We have modified our disclosure appropriately. The disclosure is on page __ and is as follows:

Our common stock is traded on the NASDAQ OTC Bulletin Board under the symbol “ACCY.OB”. On March 14, 2007, the closing price of the common stock was $5.00 per share.

MD&A

4.	Please disclose the consideration and material terms of your 2007 acquisitions of Ionian Construction, Revels Construction and Modular Rental & Leasing.

In the MD&A section under “Liquidity and Capital Resources”, the following paragraph was added:

On May 17, 2007, the Company acquired 80% Ionian Construction, Inc., now known as Alternative Construction by Ionian, Inc., for $800,000 of the Company’s common stock. The acquisition resulted in goodwill of $1,335,646. On August 28, 2007, the Company acquired Revels Construction, LLC, now known as Alternative Construction by Revels, Inc., for $1,000,000 of the Company’s common stock. The acquisition resulted in goodwill of $1,020,156. On November 28, 2007, the Company acquired Modular Rental and Leasing, Inc. for $100.

Selling Shareholders, page 33

5.	As requested in prior comment 28, please identify the natural persons with dispositive voting or investment control of each entity that is a selling stockholder.

As requested, the natural persons for each entity are as follows:ADDRESS

Controlling
Entity	Person
BridgePointe Master Fund, Ltd.	Eric S. Swartz	(a)
CAMOFI Master LDC	Richard Smithline	(a)
CAMHZN Fund LDC	Richard Smithline	(a)
Dinosaur Securities, LLC	Glenn Grossman	(a)
(a) The address of each person listed is 1125 Sanctuary Parkway, Suite 275, Alpharetta, GA 30004.

6.
In the final table, please explain the meaning of the column "Realizable Amount for Conversion." The purpose of this table is to show investors the amount of total possible profit to the selling shareholders as a result of all payments, fees and conversion and exercise discounts (calculated according to the preceding tables) regarding the notes and the warrants, as compared to the amount of proceeds the company received in selling the notes. This table does not appear to include or account for the profits in connection with the warrants. Please revise.

The table has been modified to reflect the convertible debt and the warrants. The new table is as follows:

Restricted Shareholders	Common Shares Underlying Conversion Debenture	Common Shares Underlying Warrants	Total Underlying Shares	Market Price on the Date of Issuance	Conversion Price	Combined Market Price for the Total Underlying Shares	Combined Purchase Price for the Total Underlying Shares	Total Discount to the Market Price

BridgePointe Master Fund, Ltd.	543,478	815,217	1,358,695	$7.50	$4.00	$10,190,214	$5,434,781	$4,755,433
CAMOFI Master LDC	407,609	611,413	1,019,021	$7.50	$4.00	$7,642,659	$4,076,085	$3,566,574
CAMHZN Fund LDC	135,870	203,804	339,674	$7.50	$4.00	$2,547,552	$1,358,694	$1,188,857
Dinosaur Securities, LLC	-	61,142	61,142	$7.50	$4.00	$458,565	$244,568	$213,997
Christopher Moore	-	91,712	91,712	$7.50	$4.00	$687,840	$366,848	$320,992
Arthur Whitcomb	-	91,711	91,711	$7.50	$4.00	$687,833	$366,844	$320,989
Total	1,086,956	1,874,999	2,961,956			$22,214,662	$11,847,820	$10,366,842

Certain Relationships and Related Transactions, page 32

7.	Please tell us specifically where you have responded to prior comment 23. We were unable to find any disclosure regarding independence of directors required by Item 407(a) of Regulation S-B.

The chart stating the directors and officers of the Company (see “Directors, Executive Officers, Promoters and Control Persons” under the “Management” section), the chart has been updated to identify the independent directors as shown below:

NAME	AGE	POSITION	HELD POSITION SINCE
Michael W. Hawkins	45	Chairman, Chief Executive Officer	22-Oct-04
John S. Wittler	49	Chief Financial Officer	20-Dec-07
Anthony J. Francel	44	Chief Operating Officer	1-Jun-07
Thomas Amon	60	Secretary, Director	22-Oct-04
Todd Tkachuk	47	Director (1), Audit Committee Chairman	10-Mar-08
Willis Kilpatrick	48	Director(1)	22-Oct-04
Bruce Harmon	49	Director	20-Dec-07
Jerry Paul	42	Director(1)	10-Mar-08
(1) Independent director.

Additionally, under the “Certain Relationships and Related Transactions, and Director Independence” section, the following has been added:

The independent directors of the Company are Willis Kilpatrick, Todd Tkachuk, and Jerry Paul.

Legal Opinion, page 38

8.
We were unable to locate the revisions you made in response to prior comment 29. Please revise to disclose counsel's share ownership in the company. Disclosure is required in the prospectus itself pursuant to Form S-1.

In the last submission, legal counsel stated his ownership in the second to last paragraph of his legal opinion as should below:

Thomas G. Amon of this office is a founder and director of the Company and owns 790,000 shares of its common stock.

This opinion is furnished to you in connection with the filing of the Registration Statement and, except as provided in the immediately preceding paragraph, is not to be used, circulated, quoted for any other purpose or otherwise referred to or relied upon by any other person without the express written permission of this firm

Very truly yours,

/s/ Law Offices of Thomas G. Amon

Additionally, as we updated the S-1 to conform with our Form 10-K as filed on March 7, 2008, we added the following under the “Certain Relationships and Related Transactions”:

The Law Offices of Thomas G. Amon, New York, New York, represents the Company on certain legal matters. Thomas G. Amon, a principal in that firm is a director of the Company and owns 790,000 common shares of Company stock.

Item 26. Recent Sales of Unregistered Securities, page 114

9.
Please provide all of the information required by Item 701 of Regulation S-B for each of the sales you cite in this section, including the section of the Securities Act or rule of the Commission under which you claimed exemption from registration and the facts relied upon to make the exemption available.

The appropriate revisions and disclosures have been made to this section. Also, to comply with the S-1 format, this section is now Item 15.

Financial Statements

10.
We note that you have recently acquired an 80% interest in Ionian Construction, a 100% interest in Revels Construction and a 100% interest in Modular Rental and Leasing Corporation. Please provide us supplementally with your analysis under Rule 3-05 of Regulation S-X as to the need for financial statements of these companies. We may have further comment upon review of your response.

Please find our analysis for determining the significance of our acquisitions in fiscal 2007. Also, please note that the acquisition of Modular Rental and Leasing Corporation (MRL) was for $100 and the company had no assets. Due to the immateriality of MRL, no formal test was performed.

In our initial tests for significance of Ionian Construction (ACI) and Revels Construction (ACR), we inappropriately compared the test items as described by Rule 102 w of Regulation S-X to our most recent filed financial statements on Form 10-QSB. In doing so, none of the tests required audited financial statements to be included for the acquired companies.

We now realize the test conditions should have been compared to our most recently completed fiscal year, as filed in our December 31, 2006 Form 10-KSB. In performing the test to the December 31, 2006 amounts, while the assets acquired and results of operations of ACR are clearly immaterial, the investment in ACR was 23.7% of our total assets at December 31, 2006 and, as such, would require such audited financial statements to be included. Prior to the acquisition, Revels Construction had not issued audited financial statements.

In our submission included herewith, we have updated the S-1A to conform with our most recently filed Form 10-K, which includes the ACR and ACI balance sheets and results of operations. Your comment refers us to Rule 3-05 of Regulation S-X. In reviewing this rule, Rule 3-05 b 4 iv states “A separate audited balance sheet of the acquired business is not required when the registrant’s most recent audited balance sheet required by Rule 3-01 is for a date after the date the acquisition was consummated”. Accordingly, we do not believe an audit of the ACR balance sheet is required as of December 31, 2006.

Rule 3-05 b 4 iii does not require separate audited statements of the acquired business when the results of the acquired business have been included in the registrants audited financial statements for a complete fiscal year. As we acquired ACR in fiscal 2007, this is not the case and it appears that separate financial statements of operations would be required to be filed. However, the staff references Regulation S-X in its comment, we have filed our original S-2SB and the subsequent S-1A under the rules promulgated in Regulation S-B.

Item 310 c 3 of Regulation S-B includes a similar exclusion for audited balance sheets in sub section ii to that of Rule 3-05 b 4 iv of Regulation S-X, but does not have any such rule on the statement of operations. We believe that due to 1) the inclusion of ACR in the audited consolidated financial statements as of December 31, 2007 and 2) the immaterial nature of its total assets and results of operations as of December 31, 2006 and the acquisition date, that sufficient disclosure as to the financial amounts of the acquired business has been made in our amended S-1A.

Alternative Construction Technologies, Inc.
Significant Subsidiary Test
	As Required		As Previously Determined
	December 31, 2006		31-Mar-07	31-Dec-06
	ACCY	Ionian	ACCY	Ionian
Ionian Construction Company, Inc.

Balance Sheets:

Current Assets	$1,112,363	$465,466	$1,338,309	$465,466
Property, Plant and Equipment	3,113,689	358,641	3,070,817	358,641
Other Assets	-	3,408	-	3,408

Total Assets	$4,226,052	$827,515	$4,409,126	$827,515

Current Liabilities	$1,790,284	$957,978	$1,844,287	$957,978
Long-term Liabilities	551,899	154,912	525,773	154,912
Minority Interest	(76,197)	-	(52,985)	-
Stockholders' Equity	1,960,066	(285,375)	2,092,051	(285,375)

Total Liabilities and Equity	$4,226,052	$827,515	$4,409,126	$827,515

Statement of Operations:

Sales	$8,634,349	$2,046,298	$1,723,940	$2,046,298
Cost of Sales	7,330,809	2,071,021	1,176,185	2,071,021
Gross Profit	1,303,540	(24,723)	547,755	(24,723)
Operating Expenses	3,029,158	212,851	380,567	212,851
Income (Loss) From Operations	(1,725,618)	(237,574)	167,188	(237,574)
Other Income (Expense)	(367,448)	(15,546)	(35,204)	(15,546)
Net Income (Loss) before Minority Interest	(2,093,066)	(253,120)	131,984	(253,120)
Minority Interest	(53,772)	-	23,212	-

Net Income (Loss)	$(2,039,294)	$(253,120)	$108,772	$(253,120)

Significance Tests:

Rule 1-02 w 1.

Investment in Ionian	800,000		800,000
divided by Total Assets	4,226,052		4,409,126
Percentage	18.9%		18.1%

Rule 1-02 w 2.

Ionian Total Assets	827,515		827,515
Ownership Percentage	80%		80%
ACCY Share of Ionian Assets	662,012		662,012
divided by Total Assets	4,226,052		4,409,126
Percentage	15.7%		15.0%

Rule 1-02 w 3.

Ionian Net Income (Loss)	(253,120)		(253,120)
Ownership Percentage	80%		80%
ACCY Share of Ionian Loss	(202,496)		(202,496)
divided by ACCY Net Loss	(2,039,294)		108,772
Percentage	9.9%		-186.2%

Alternative Construction Technologies, Inc.
Significant Subsidiary Test

	As Required		As Previously Determined
	December 31, 2006		30-Jun-07	31-Dec-06
	ACCY	Revels	ACCY	Revels
Revels Construction, LLC

Balance Sheets:

Current Assets	$1,112,363	$68,677	$5,315,418	$68,677
Property, Plant and Equipment	3,113,689	45,888	3,213,551	45,888
Other Assets	-	-	1,335,646	-

Total Assets	$4,226,052	$114,565	$9,864,615	$114,565

Current Liabilities	$1,790,284	$86,480	$3,855,266	$86,480
Long-term Liabilities	551,899	-	4,568,420	-
Minority Interest	(76,197)	-	73,540	-
Stockholders' Equity	1,960,066	28,085	1,367,387	28,085

Total Liabilities and Equity	$4,226,052	$114,565	$9,864,613	$114,565

Statement of Operations:

Sales	$8,634,349	$562,008	$5,721,713	$562,008
Cost of Sales	7,330,809	490,085	3,872,248	490,085
Gross Profit	1,303,540	71,923	1,849,465	71,923
Operating Expenses	3,029,158	22,577	972,898	22,577
Income (Loss) From Operations	(1,725,618)	49,346	876,567	49,346
Other Income (Expense)	(367,448)	-	(85,510)	-
Net Income (Loss) before Minority Interest	(2,093,066)	49,346	791,057	49,346
Minority Interest	(53,772)	-	149,737	-

Net Income (Loss)	$(2,039,294)	$49,346	$641,320	$49,346

Significance Tests:

Rule 1-02 w 1.

Investment in Revels	1,000,000		1,000,000
divided by Total Assets	4,226,052		9,864,615
Percentage	23.7%		10.1%

Rule 1-02 w 2.

Revels Total Assets	114,565		114,565
divided by Total Assets	4,226,052		9,864,615
Percentage	2.7%		1.2%

Rule 1-02 w 3.

Revels Net Income	49,346		49,346
divided by ACCY Net Income	(2,039,294)		1,282,640
Percentage	-2.4%		3.8%

In addition to the answers to your letter, we have incorporated various changes from our recent Form 10-K filed into this submission.

Sincerely,

Michael W. Hawkins
Chief Executive Officer